Exhibit 99.2

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (“TransGlobe Shares”) of TransGlobe Energy Corporation (“TransGlobe”).

TransGlobe’s head office is located at:

Suite 900, 444-5 Avenue SW
Calgary, Alberta T2P 2T8

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

The acquiror is VAALCO Energy Canada ULC, a company incorporated under the laws of Alberta (“AcquireCo”). AcquireCo is an indirect wholly-owned subsidiary of VAALCO Energy, Inc., a company incorporated under the laws of Delaware (“VAALCO”). The address of the head office of VAALCO is:

9800 Richmond Avenue, Suite 700
Houston, Texas 77042

The address of the registered office of AcquireCo is:

2700, 255-6 Avenue SW,
Calgary, Alberta T2P 1N2

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 13, 2022, AcquireCo acquired all of the issued and outstanding TransGlobe Shares pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta) (the “Arrangement”).

A news release and a material change report in connection with the foregoing was issued by TransGlobe on October 13, 2022 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

2.3	State the names of any joint actors.

VAALCO and AcquireCo are joint actors.

Item 3 – Interest in Securities of the Reporting Issuer

3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Prior to the Arrangement, neither VAALCO nor AcquireCo owned any TransGlobe Shares. Pursuant to the Arrangement, AcquireCo acquired 73,296,764 TransGlobe Shares, representing 100% of the issued and outstanding TransGlobe Shares and accordingly, following completion of the Arrangement, VAALCO beneficially owns 100% of the issued and outstanding TransGlobe Shares.

3.2      State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2.2 and Item 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4    State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5      State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)   the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)   the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)   the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6      If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7     If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8    If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1      State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Under the terms of the Plan of Arrangement, the shareholders of TransGlobe (the “TransGlobe Shareholders”) received, for each TransGlobe Share, 0.6727 of a share of VAALCO common stock, par value US$0.10 per share, of VAALCO (each, a “VAALCO Share”). No fractional shares of VAALCO Shares were issued in the Arrangement, and TransGlobe’s registered shareholders received cash in lieu of any fractional shares of VAALCO Shares. In the aggregate, TransGlobe Shareholders  received approximately 49 million VAALCO Shares.

4.2      In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3      If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)   the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)   a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)   a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)   a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)   a material change in the present capitalization or dividend policy of the reporting issuer;

(f)   a material change in the reporting issuer’s business or corporate structure;

(g)   a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)   a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)    the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)    a solicitation of proxies from securityholders;

(k)   an action similar to any of those enumerated above.

The purpose of the Arrangement was to permit AcquireCo to acquire all of the issued and outstanding TransGlobe Shares such that TransGlobe will be an indirect wholly-owned subsidiary of VAALCO.

TransGlobe Shares will be delisted from the Toronto Stock Exchange, the NASDAQ Capital Market and the AIM market operated by the London Stock Exchange plc as promptly as practicable following the effective date of the Arrangement and TransGlobe will cease to be a reporting issuer in the applicable jurisdictions.

Other than as stated above, VAALCO currently has no future intentions relating to the matters listed in clauses (a) to (k) above.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On July 13, 2022, VAALCO, AcquireCo and TransGlobe entered into an arrangement agreement (the “Arrangement Agreement”) providing for, among other things, the terms of the Arrangement, the conditions to the completion of the Arrangement, actions to be taken prior to and after the effective date of the Arrangement and other covenants. The Arrangement Agreement also contains certain representations and warranties as well as other terms and conditions that are customary in a transaction of this nature.

VAALCO and AcquireCo entered into support and voting agreements (“Voting Agreement”) with the directors and executive leadership team of TransGlobe, pursuant to which such directors and executive leadership team agreed, among other things, to vote their TransGlobe Shares in favour of the Arrangement..

Copies of the Arrangement Agreement and the Voting Agreements are filed on TransGlobe’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the Authorized Signatory of the Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: October 14, 2022

VAALCO ENERGY CANADA ULC

“Ronald Bain”
	Name:	Ronald Bain
	Title:	Chief Financial Officer